

SECUR 07004928 MMISSION

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SEC FILE NUMBER
8- 53731

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 ENDING December 31, 2006

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Laidlaw & Company (UK) Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)



SEC MAIL PROCESSING
RECEIVED
MAR 2007
WASH. D.C.

90 Park Avenue
(No. and Street)

New York (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oseas Zuluaga 212-697-5200
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company
(Name – if individual, state last, first, middle name)

10 Cuttter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- ✖ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240.17a-5(e)(2).*

Sec 1410 (06-02)

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Robert Bonaventura, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Laidlaw & Company (UK) Ltd., as of

December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



BEATRICE ALEMAN
Notary Public - State of New York
NO. 01AL6135017
Qualified in Queens County
My Commission Expires 10/11/09

Signature

President

Title

Notary Public

This Report ** contains (check all applicable boxes):

- ✖ (a) Facing Page
- ✖ (b) Statement of Financial Condition.
- ✖ (c) Statement of Income (Loss)
- ✖ (d) Statement of Cash Flows.
- ✖ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✖ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ✖ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✖ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
Laidlaw & Company (UK) Ltd.
New York, New York

We have audited the accompanying statement of financial condition of Laidlaw & Company (UK) Ltd. as of December 31, 2006, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Laidlaw & Company (UK) Ltd. as of December 31, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the Unites States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 16, 2007

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS

Cash	$ 533,554
Due from broker	588,587
Furniture and equipment, net of accumulated depreciation of $17,236	538,211
Prepaid expenses	165,623
Other assets	103,722
	$ 1,929,697

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$ 680,357
Note payable	200,000
Income taxes payable - current	58,000
	938,357

Stockholders' equity

Common stock, $1.64 par value; 687,241 ordinary shares authorized and outstanding	999,455
Retained earnings (deficit)	(8,115)
	991,340
	$ 1,929,697

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES	
Commissions	$ 10,057,665
Investment banking and fee income	8,502,312
Other income	936,218
	19,496,195
EXPENSES	
Commissions and clearing charges	10,553,295
Salaries and payroll costs	4,106,685
Occupancy costs	1,038,030
Operating expenses	3,680,742
	19,378,752
INCOME BEFORE INCOME TAXES	117,443
INCOME TAXES	58,892
NET INCOME	$ 58,551

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

Cash flows from operating activities	
Net income	$ 58,551
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation and amortization	72,713
Amortization of forgivable loan	(433,333)
(Increase) decrease in assets:	
Due from broker	207,998
Other assets	123,421
Increase (decrease) in liabilities:	
Accrued expenses and accounts payable	(612,006)
Income taxes payable	18,000
Total adjustments	(623,207)
Net cash used in operating activities	(564,656)
Cash flows from investing activities	
Proceeds from note payable	400,000
Cash payments for the purchase of furniture and equipment	(544,641)
Net cash used in investing activities	(144,641)
NET DECREASE IN CASH	(709,297)
CASH - BEGINNING	1,242,851
CASH - END	$ 533,554

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income taxes	$ 36,820

See notes to financial statements

LAIDLAW & COMPANY (UK) LTD.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2006

	COMMON STOCK		RETAINED EARNINGS (DEFICIT)		TOTAL	
Balance - beginning	$	999,455	$	(66,666)	$	932,789
Net income		-		58,551		58,551
Balance - end	$	999,455	$	(8,115)	$	991,340

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Laidlaw & Company (UK) Ltd. (the "Company") is organized to be active in various aspects of the securities industry. The Company is incorporated in the United Kingdom as a Private Limited company. The Company has offices in London, United Kingdom and New York City, and Melville, New York, Austin, Texas, Miami, Florida and San Francisco, California. Its customers are located throughout the United States and the United Kingdom.

The Company is a non-clearing broker and does not handle any customer funds or securities. There are no liabilities subordinated to claims of general creditors during the year ended December 31, 2006.

Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-acquisition and financial restructuring advisory services. Investment banking fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable

Commissions

Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

Income taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” which requires the Company to recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the current enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in deferred tax assets and liabilities. There are no material differences between currently payable income taxes and deferred income taxes. The Company is subject to income taxes in the United Kingdom and in the United States.

Furniture and equipment

Furniture and equipment are recorded at cost and depreciated on the straight-line basis over the life of the related asset.

Foreign Currency Translations

Assets and liabilities denominated in foreign currencies (British Pounds Sterling) are translated at year-end rates of exchange, while the income statement accounts are translated at the average rate of exchange for the year.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, Sterne, Agee & Leach, Inc.("Sterne, Agee"), located in Birmingham, Alabama. The Company's clearing and execution agreement provides that Sterne, Agee's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Sterne, Agee records customer transactions on a settlement date basis, which is generally three business days after the trade date. Stern, Agee is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Sterne, Agee may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Sterne, Agee is charged back to the Company.

The Company, in conjunction with Sterne, Agee, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Sterne, Agee establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

2. PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements consists of the following:

Leasehold improvements	$ 455,419
Computer equipment	88,953
Furniture and fixtures	75,559
	619,931
Accumulated depreciation and amortization	81,720
	$ 538,211

Depreciation and amortization expense was $72,713 for the year ended December 31, 2005.

3. NOTE PAYABLE

During the year the Company completed its obligation to Sterne, Agee on funds borrowed in 2005 and borrowed an additional $400,000 from Sterne, Agee and issued a promissory note for the amount borrowed. Sterne, Agee will forgive the loan over a twelve month period in 12 equal installments on the first anniversary date (August 1, 2007) that customer accounts are transferred to Sterne, Agee.

4. INCOME TAXES

Income tax expense consists of currently payable U.S. income taxes as follows:

Federal	$45,000
State and local	13,892
	$58,892

5. FOREIGN CURRENCY TRANSLATIONS

The Company's operation in London, United Kingdom gave rise to direct revenue of approximately $3,000 and direct expense of approximately $363,000, resulting in a net loss of approximately $360,000. The Company has assets of $120,000 that are subject to foreign currency fluctuations.

Losses resulting from foreign currency transactions of approximately $52,000 are included in other income.

6. RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its employees in the United States. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. There were no Company contributions to the plan during the year ended December 31, 2006.

7. COMMITMENTS AND CONTINGENCIES

Leases

The Company leases other office space and certain equipment under various operating leases. Rent expense for the year ended December 31, 2006 was approximately $901,000. Minimum future rental payments are as follows:

Years Ended December 31,	
2007	$ 868,000
2008	761,000
2009	740,000
2010	748,000
2011	748,000
2012 and after	374,000
	$4,239,000

Litigation

The Company has been named as a defendant in a number of actions relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of these matters involving the Company cannot be predicted with certainty, management believes it has meritorious defenses to all such actions and intends to defend each of these actions vigorously. Although there can be no assurances that such matters will not have a material adverse effect on the results of operations or financial condition of the Company in any future period, depending in part on the results for such period, in the opinion of management of the Company the ultimate resolution of such actions against the Company will have no material adverse effect on the Company's financial condition.

8. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Sterne, Agee and promptly transmits all customer funds and securities to Sterne, Agee. Sterne, Agee carries all of the accounts of such customers and maintains and preserves such books and records.

9. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $183,784 which was $121,224 in excess of its required net capital of $62,560. The Company had a percentage of aggregate indebtedness to net capital of 511% as of December 31, 2006.

The Company is also subject to The Securities and Futures Authority ("FSA") Financial Resources Requirement in the United Kingdom.

SUPPLEMENTAL INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2006

LAIDLAW & COMPANY (UK) LTD. **Schedule 1**

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2006

NET CAPITAL	
Stockholder's equity	$ 991,340
Deductions and/or charges:	
Non-allowable assets	807,556
NET CAPITAL	$ 183,784
AGGREGATE INDEBTEDNESS	$ 938,357
MINIMUM NET CAPITAL REQUIRED (6 2/3 % OF AGGREGATE INDEBTEDNESS)	$ 62,560
MINIMUM NET CAPITAL REQUIRED	$ 5,000
EXCESS OF NET CAPTIAL OVER MINIMUM REQUIREMENTS	$ 121,224
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPTIAL	511%

Reconciliation with the Company's computation (included in Part II of Form X17A-5) as of December 31, 2006

Net capital, as reported in Company's part II (unaudited) Focus report	$465,874
Computation adjustment	(56,763)
Net audit adjustments	(213,370)
Net Capital, per above	$ 183,784

See independent auditors' report

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIREDBY SEC RULE 17a-5 FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
Laidlaw & Company (UK) Ltd.
Jericho, New York

In planning and performing our audit of the financial statements and supplemental schedule of Laidlaw & Company (UK) Ltd. (the Company), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 16, 2007

END